Exhibit 99.16

Tower One Wireless Corp.

(Formerly Pacific Therapeutics Ltd.)

INFORMATION CIRCULAR

INTRODUCTION

This Information Circular accompanies the notice of annual general meeting (the “Notice”) and is furnished to shareholders holding common shares in the capital of Tower One Wireless Corp. (Formerly Pacific Therapeutics Ltd.) (the “Company” or “Tower”) in connection with the solicitation by the management of the Company of proxies to be voted at the annual general meeting (the “Meeting”) of the shareholders to be held at 1050 West Pender Street, 11th Floor, Vancouver, BC, V6E 3S7 on Thursday, July 6, 2017, at the hour of 11:00 a.m. (Vancouver time).

Date and Currency

The date of this Information Circular is June 1, 2017. Unless otherwise stated, all amounts herein are in Canadian dollars.

PROXIES AND VOTING RIGHTS

Management Solicitation

The solicitation of proxies by management of the Company will be conducted by mail and may be supplemented by telephone or other personal contact to be made without special compensation by the directors, officers and employees of the Company. The Company does not reimburse shareholders, nominees or agents for costs incurred in obtaining from their principals authorization to execute forms of proxy, except that the Company has requested brokers and nominees who hold stock in their respective names to furnish this proxy material to their customers, and the Company will reimburse such brokers and nominees for their related out of pocket expenses. No solicitation will be made by specifically engaged employees or soliciting agents. The cost of solicitation will be borne by the Company.

No person has been authorized to give any information or to make any representation other than as contained in this Information Circular in connection with the solicitation of proxies. If given or made, such information or representations must not be relied upon as having been authorized by the Company. The delivery of this Information Circular shall not create, under any circumstances, any implication that there has been no change in the information set forth herein since the date of this Information Circular. This Information Circular does not constitute the solicitation of a proxy by anyone in any jurisdiction in which such solicitation is not authorized, or in which the person making such solicitation is not qualified to do so, or to anyone to whom it is unlawful to make such an offer of solicitation.

The Company has arranged for intermediaries to forward the Meeting materials to beneficial owners of common shares in the Company held of record by those intermediaries. The Company has distributed or made available for distribution, copies of the Notice, this Information Circular and Form of Proxy to clearing agencies, securities dealers, banks and trust companies or their nominees (collectively, the “Intermediaries”) for distribution to holders (the “Beneficial Shareholders”) of the Company’s common shares held of record by those Intermediaries. Such Intermediaries are required to forward such documents to the Beneficial Shareholders unless a Beneficial Shareholder has waived the right to receive them. The solicitation of proxies from Beneficial Shareholders will be carried out by the Intermediaries or by the Company if the names and addresses of the Beneficial Shareholders are provided by Intermediaries. The Company will pay the permitted fees and costs of the Intermediaries for reasonable fees and disbursements incurred in connection with the distribution of these materials.

The Company does not intend to pay for intermediaries to forward to objecting beneficial owners under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) the proxy-related materials and Form 54-101F7 Request for Voting Instructions Made by Intermediary. An objecting beneficial owner will not receive such materials unless the objecting beneficial owner’s intermediary assumes the cost of delivery.

These materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the issuer or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such securities on your behalf.

Appointment of Proxy

Registered shareholders are entitled to vote at the Meeting. On a show of hands, every shareholder is entitled to one vote for each common share that such shareholder holds on the record date of June 1, 2017 on the resolutions to be voted upon at the Meeting, and any other matter to come before the Meeting. The list of shareholders is available for inspection during normal business hours at the offices of the Company’s registrar and transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), and will be available at the Meeting.

The persons named as proxyholders (the “Designated Persons”) in the enclosed form of proxy (“Form of Proxy”) are: (1) Alejandro Ochoa CEO and a director of the Company; (2) Abbey Abdiye, CFO of the Company; and (3) Brian Gusko, a director of the Company (4) Robert Nick Horsley, a director of the Company (5) Fabio Alexander Vazquez, a director of the Company.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON OR COMPANY (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR OR ON BEHALF OF THAT SHAREHOLDER AT THE MEETING, OTHER THAN THE DESIGNATED PERSONS NAMED IN THE ENCLOSED FORM OF PROXY.

TO EXERCISE THE RIGHT, THE SHAREHOLDER MAY DO SO BY STRIKING OUT THE PRINTED NAMES AND INSERTING THE NAME OF SUCH OTHER PERSON AND, IF DESIRED, AN ALTERNATE TO SUCH PERSON, IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. SUCH SHAREHOLDER SHOULD NOTIFY THE NOMINEE OF THE APPOINTMENT, OBTAIN THE NOMINEE’S CONSENT TO ACT AS PROXY AND SHOULD PROVIDE INSTRUCTION TO THE NOMINEE ON HOW THE SHAREHOLDER’S SHARES SHOULD BE VOTED. THE NOMINEE SHOULD BRING PERSONAL IDENTIFICATION TO THE MEETING.

In order to be voted, the completed Form of Proxy must be received by the Transfer Agent at its offices located at Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1., by mail or fax, no later than 11:00 a.m. (Pacific Time) on July 4, 2017, or at least 48 hours (excluding Saturdays, Sundays and holidays recognized in the Province of British Columbia) before the time and date of any adjournment or postponement of the Meeting.

A proxy may not be valid unless it is dated and signed by the shareholder who is giving it or by that shareholder’s attorney-in-fact duly authorized by that shareholder in writing or, in the case of a corporation, dated and executed by a duly authorized officer or attorney-in-fact for the corporation. If a Form of Proxy is executed by an attorney-in-fact for an individual shareholder or joint shareholders, or by an officer or attorney-in-fact for a corporate shareholder, the instrument so empowering the officer or attorney-in-fact, as the case may be, or a notarially-certified copy thereof, must accompany the Form of Proxy.

Revocation of Proxy

A shareholder who has given a proxy may revoke it at any time before it is exercised by an instrument in writing: (a) executed by that shareholder or by that shareholder’s attorney-in-fact authorized in writing or, where the shareholder is a corporation, by a duly authorized officer of, or attorney-in-fact for, the corporation; and (b) delivered either: (i) to the Company at the address set forth above, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (ii) to the Chair of the Board of the Meeting prior to the vote on matters covered by the proxy on the day of the Meeting or, if adjourned or postponed, any reconvening thereof, or (iii) in any other manner provided by law.

Also, a proxy will automatically be revoked by either: (i) attendance at the Meeting and participation in a poll (ballot) by a shareholder, or (ii) submission of a subsequent proxy in accordance with the foregoing procedures. A revocation of a proxy does not affect any matter on which a vote has been taken prior to any such revocation.

Voting of Common Shares and Proxies and Exercise of Discretion by Designated Persons

A shareholder may indicate the manner in which the Designated Persons are to vote with respect to a matter to be voted upon at the Meeting by marking the appropriate space on the Form of Proxy. If the instructions as to voting indicated in the proxy are certain, the common shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy. If the shareholder specifies a choice in the Form of Proxy with respect to a matter to be acted upon, then the common shares represented will be voted or withheld from the vote on that matter accordingly. The common shares represented by a proxy will be voted or withheld from voting in accordance with the instructions of the shareholder on any ballot that may be called for and if the shareholder specifies a choice with respect to any matter to be acted upon, the common shares will be voted accordingly.

IF NO CHOICE IS SPECIFIED IN THE FORM OF PROXY WITH RESPECT TO A MATTER TO BE ACTED UPON, THE PROXY CONFERS DISCRETIONARY AUTHORITY WITH RESPECT TO THAT MATTER UPON THE DESIGNATED PERSONS NAMED IN THE FORM OF PROXY. IT IS INTENDED THAT THE DESIGNATED PERSONS WILL VOTE THE COMMON SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE FORM OF PROXY AND FOR THE NOMINEES OF THE COMPANY’S BOARD OF DIRECTORS FOR DIRECTORS AND AUDITOR.

The enclosed Form of Proxy confers discretionary authority upon the persons named therein with respect to other matters which may properly come before the Meeting, including any amendments or variations to any matters identified in the Notice, and with respect to other matters which may properly come before the Meeting. At the date of this Information Circular, management of the Company is not aware of any such amendments, variations, or other matters to come before the Meeting.

In the case of abstentions from, or withholding of, the voting of the common shares on any matter, the common shares that are the subject of the abstention or withholding will be counted for determination of a quorum, but will not be counted as affirmative or negative on the matter to be voted upon.

ADVICE TO BENEFICIAL SHAREHOLDERS

The information set out in this section is of significant importance to those shareholders who do not hold shares in their own name. Shareholders who do not hold their shares in their own name (referred to in this Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders whose names appear on the records of the Company as the registered holders of common shares can be recognized and acted upon at the Meeting. If common shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those common shares will not be registered in the shareholder’s name on the records of the

Company. Such common shares will more likely be registered under the names of the shareholder’s broker or an agent of that broker. In the United States, the vast majority of such common shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depository for many U.S. brokerage firms and custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms). Beneficial Shareholders should ensure that instructions respecting the voting of their common shares are communicated to the appropriate person well in advance of the Meeting.

The Company does not have access to names of Beneficial Shareholders. Applicable regulatory policy requires intermediaries/brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every intermediary/broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their common shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is similar to the Form of Proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada. Broadridge typically prepares a special voting instruction form, mails this form to the Beneficial Shareholders and asks for appropriate instructions regarding the voting of common shares to be voted at the Meeting. Beneficial Shareholders are requested to complete and return the voting instructions to Broadridge by mail or facsimile. Alternatively, Beneficial Shareholders can call a toll-free number and access Broadridge’s dedicated voting website (each as noted on the voting instruction form) to deliver their voting instructions and to vote the common shares held by them. Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form as a proxy to vote common shares directly at the Meeting. Rather, such a voting instruction form must be returned to Broadridge well in advance of the Meeting in order to have the common shares voted at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting common shares registered in the name of his broker (or agent of the broker), a Beneficial Shareholder may attend at the Meeting as proxyholder for the registered shareholder and vote the common shares in that capacity. Beneficial Shareholders who wish to attend at the Meeting and indirectly vote their common shares as proxyholder for the registered shareholder should enter their own names in the blank space on the instrument of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or agent), well in advance of the Meeting.

Alternatively, a Beneficial Shareholder may request in writing that his or her broker send to the Beneficial Shareholder a legal proxy which would enable the Beneficial Shareholder to attend the Meeting and vote his or her common shares.

All references to shareholders in this Information Circular are to registered shareholders, unless specifically stated otherwise.

NOTICE-AND-ACCESS

The Company is not sending the Meeting materials to Shareholders using “notice-and-access”, as defined under NI 54-101—Communication with Beneficial Owners of Securities of a Reporting Issuer.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Company is authorized to issue an unlimited number of common shares without par value. As of the date of this Information Circular, a total of 53,159,927common shares were issued and outstanding. Each common share carries the right to one vote at the Meeting.

Only registered shareholders as of June 1, 2017, being the record date, are entitled to receive notice of, and to attend and vote at, the Meeting or any adjournment or postponement of the Meeting.

As of the date of this Information Circular, to the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying more than 10% of the voting rights attached to the outstanding common shares of the Company, other than as set forth below:

		Percentage
		of Outstanding
	Number of Common Shares	Common
Name of Shareholder	Owned	Shares (1)
Alejandro Ochoa	12,000,000	23%
Fabio Alexander Vazquez	12,000,000	23%

(1)	Based on 53,159,927common shares issued and outstanding as of the date of this Information Circular.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

PRESENTATION OF FINANCIAL STATEMENTS

Audited Financial Statements

The audited financial statements of the Company for the fiscal year ended December 31, 2016, and the report of the auditors thereon will be placed before the Meeting. Receipt at the Meeting of the audited financial statements of the Company for the fiscal year ended December 31, 2016 will not constitute approval or disapproval of any matters referred to therein. No vote will be taken on the audited financial statements. These audited financial statements are available at www.sedar.com.

Pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) and NI 54-101, a person or corporation who in the future wishes to receive annual and interim financial statements from the Company must deliver a written request for such material to the Company. Shareholders who wish to receive annual and interim financial statements are encouraged to complete the appropriate section on the enclosed request form and send it to the Transfer Agent.

ELECTION OF DIRECTORS

At present, the directors of the Company are elected at each annual meeting of shareholders and hold office until the next annual meeting, or until their successors are duly elected or appointed in accordance with the Company’s Articles or until such director’s earlier death, resignation or removal. In the absence of instructions to the contrary, the enclosed Form of Proxy will be voted for the nominees listed in the Form of Proxy, all of whom are presently members of the Board of Directors.

Management of the Company proposes to nominate the persons named in the table below for election by the shareholders as directors of the Company. Information concerning such persons, as furnished by the individual nominees, as of the date of this Information Circular, is as follows:

Name	Principal Occupation	Director	Number of
Province/State	Business or Employment for	Since	Common Shares
Country of Residence and	Last Five Years(1)		Owned(1)
Position(s) with the
Company(1)
(2) Robert Nick Horsley BC, Canada Director	Director of Evolving Gold Corp (Since March 4, 2014) (CSE: EVG) Owner of Marksman Geological Ltd (Exploration Management & Contracting Services) Owner of Cervus Business Management Inc (Capital Markets Advisory Firm) Partner in Howe And Bay Financial Corp (Capital Markets Advisory Firm)	February 1, 2016	1,841,666
(1)(2) Brian Gusko, MBA BC, Canada Director	Partner at Howe & Bay Financial Corporation, Formerly CFO of Vodis Pharmaceuticals (CSE: VP) Director of Lomiko Metals Inc. (TSXV: LMR), Director Arco Resources Corp. (TSXV: ARR), Director Robix Alternative Fuels (now Robix Environmental Technologies Inc.) (CSE: RZX), director Newnote Financial Corporation (CSE: NEW).	August 25, 2016	1,911,971
(1)(2) Alejandro Ochoa, Miami, FL, USA Director	Shareholder and Director of Jordan Capital and Mackie Research	January 12, 2017	12,000,000
(1)(2)) Fabio Alexander Vazquez Miami, FL, USA Director	Founder and CEO of Executive Investment Partners, LLC	January 12, 2017	12,000,000

(1)

The number of common shares beneficially owned, or controlled or directed, directly or indirectly, at the date of this Information Circular is based upon information furnished to the Company by the individual directors.

(2)	Member of the Audit Committee.

Management recommends that Shareholders approve each of the nominees listed above for election as a director of the Company for the ensuing year.

Management does not contemplate that any of its nominees will be unable to serve as directors. If any vacancies occur in the slate of nominees listed above before the Meeting, then the Designated Persons intend to exercise discretionary authority to vote the common shares represented by proxy for the election of any other persons as directors.

Cease Trade Orders

Other than as disclosed below, no proposed director of the Company is, or within the 10 years before the date of this Information Circular has been, a director, chief executive officer or chief financial officer of any company that:

(a)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
(b)

was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Bankruptcies

No proposed director of the Company is, or within 10 years before the date of this Information Circular, has been a director or an executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in the capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets or made a proposal under any legislation relating to bankruptcies or insolvency.

Personal Bankruptcies

No proposed director of the Company has, within 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Securities Related Penalties and Sanctions

No proposed director has been subject to, or entered into a settlement agreement resulting from:

(a)	a court order relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or
(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

RE-APPOINTMENT OF AUDITOR

At the Meeting, shareholders will be asked to pass an ordinary resolution re-appointing Manning Elliott LLP as the auditor of the Company to hold office until the next annual meeting of the shareholders or until such firm is removed from office or resigns as provided by law and to authorize the Board of Directors to fix the remuneration to be paid to the auditor. The former auditor, Davidson & Company of Vancouver, British Columbia served as the auditor of the Company from April 2015 until they resigned on March 9 2017. On March 9, 2017, Manning Elliott was appointed auditor of the Company by a resolution passed by the Board of Directors.

Management recommends that Shareholders approve the re-appointment of Manning Elliott LLP as the auditor of the Company for the current fiscal year ended December 31, 2017, at a remuneration to be fixed by the Board of Directors.

STATEMENT OF EXECUTIVE COMPENSATION

Definitions

For the purpose of this Information Circular:

“CEO” means an individual who acted as chief executive officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“CFO” means an individual who acted as chief financial officer of the Company, or acted in a similar capacity, for any part of the most recently completed financial year;

“closing market price” means the price at which the Company’s securities were last sold, on the applicable date,

(a)	in the security’s principal marketplace in Canada, or

(b)	if the security is not listed or quoted on a marketplace in Canada, in the security’s principal marketplace;

“company” includes other types of business organizations such as partnerships, trusts and other unincorporated business entities;

“equity incentive plan” means an incentive plan, or portion of an incentive plan, under which awards are granted and that falls within the scope of Section 3870 of the Handbook;

“grant date” means a date determined for financial statement reporting purposes under Section 3870 of the Handbook;

“Handbook” means the Handbook of the Canadian Institute of Chartered Accountants, as amended from time to time;

“incentive plan” means any plan providing compensation that depends on achieving certain performance goals or similar conditions within a specified period;

“incentive plan award” means compensation awarded, earned, paid, or payable under an incentive plan;

“market price” means the closing price of a common share of the Company quoted on the Canadian Securities Exchange;

“NEO” or “named executive officer” means each of the following individuals:

(a)	a CEO;

(b)	a CFO;

(c)

each of the three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of NI 51-102, for that financial year; and

(d)

each individual who would be an NEO under paragraph (c) but for the fact that the individual was neither an executive officer of the company, nor acting in a similar capacity, at the end of that financial year;

“NI 52-107” means National Instrument 52-107 “Acceptable Accounting Principles, Auditing Standards and Reporting Currency”;

“non-equity incentive plan” means an incentive plan or portion of an incentive plan that is not an equity incentive plan;

“option-based award” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features;

“plan” includes any plan, contract, authorization, or arrangement, whether or not set out in any formal document, where cash, securities, similar instruments or any other property may be received, whether for one or more persons; and

“share-based award” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

Compensation Discussion and Analysis

The Board of Directors is responsible for determining, by way of discussions at board meetings, the compensation to be paid to the executive officers of the Company. The Company at this time does not have a formal compensation program with specific performance goals or similar conditions; however, the performance of each executive is considered along with the Company’s ability to pay compensation and its results of operation for the period. The Company does not use any benchmarking in determining compensation or any element of compensation.

Any salary paid to the NEOs is dependent upon the Company’s finances as well as the performance of each NEO.

Principles and Objectives of Compensation Program

The Company’s compensation program for all of its employees, including its senior officers, consists of long-term incentive compensation comprised of share options and base salaries. This program is designed to achieve the following key objectives:

(a)	support the Company’s overall business strategy and objectives;
(b)	provide market competitive compensation that is substantially performance-based;
(c)	provide incentives that encourage superior corporate performance and retention of highly skilled and talented employees; and
(d)	align executive compensation with corporate performance and therefore shareholders’ interests.

The value of this program is used as a basis for assessing the overall competiveness of the Company’s compensation package. The fixed element of compensation provides a competitive base of secure compensation required to attract and retain executive talent. The variable performance-based, or “at risk” compensation, is designed to encourage both short-term and long-term performance by employees of the Company. At more senior levels of the organization, a significant portion of compensation eligible to be paid is variable performance based compensation which places a greater emphasis on rewarding employees for their individual contributions, the business results of the Company and creating long-term value for its shareholders.

At present, the Board of Directors does not evaluate the implications of the risks associated with the Company’s current compensation policies and practices as it is in the start-up phase of development and management is focusing their time and attention on the Company’s operations.

Although permitted, at this time, no NEO or director has purchased or intends to purchase financial instruments that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the NEO or director.

Compensation Governance

The Company does not have a compensation committee at this time. The Board of Directors is responsible for determining the compensation to be paid to the directors and executive officers of the Company. The Company does not have any formal compensation policies at this time, and the practices adopted by the Board of Directors to determine the compensation for the Company’s directors and executive officers is as noted above.

Base Salaries

During the year ended December 31, 2016:

(a)	the Company’s CEO was to be paid a salary of $nil per month pursuant to an executive consulting agreement with Robert Nick Horsley dated February 1, 2016; and
(b)	the Company’s CFO was to be paid a salary of $2,000 per month pursuant to an executive consulting agreement with Abbey Abdiye dated April 27, 2016.

After the Company begins generating sufficient revenues to sustain operations, management plans to establish a formal market-level compensation program.

Share Options

All of the Company’s officers, directors, employees and consultants are eligible to participate in the Company’s stock option plan (the “Stock Option Plan”). The Stock Option Plan provides a long-term incentive designed to focus and reward eligible participants for enhancing total shareholder return over the long term, both on an absolute and relative basis. The Stock Option Plan promotes an ownership perspective among and encourages the retention of key employees. Additionally, it provides an incentive to enhance shareholder value by furthering the Company’s growth and profitably.

Options are normally recommended by management and approved by the Board of Directors upon the commencement of an individual's employment with the Company based on the individual’s level of responsibility within the organization and their contribution to the Company’s success. Additional grants may be made periodically to ensure that the number of options granted to any particular individual is commensurate with the individual’s level of ongoing responsibility within the Company. Previous grants are taken into account when considering new grants.

The use of options by the Company results in a significant portion of senior officer compensation being “at risk” and directly linked to the achievement of business results and long-term value creation for the Company’s shareholders.

Summary Compensation Table

The following table summarizes the compensation paid to each NEO for the last three completed financial years:

Name and principal position	Year Ended	Salary (CAD$)	Share- awards based ($)(1)	Option based awards ($)(2)	Non-equity incentive plan compensation ($)(3)		Pension value ($)	All other ($) compensation (6)	Total ($) compensation
					Annual incentive plans	Long-term incentive plans
Robert Nick Horsley, CEO and Director (7)	2016	NIL	NIL	NIL	NIL	NIL	NIL	NIL	Nil
Abbey Abdiye, CFO (8)	2016	15,714	NIL	NIL	NIL	NIL	NIL	NIL	15,714
Douglas H. Unwin(4) , former President, CEO and Director	2016	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2015	106,667	NIL	NIL	NIL	NIL	NIL	NIL	106,667
	2014	160,000	NIL	NIL	NIL	NIL	NIL	NIL	160,000
Derick Sinclair(5) , former President, CEO, CFO and Director	2016	NIL	NIL	NIL	NIL	NIL	NIL	NIL	NIL
	2015	24,000	NIL	NIL	NIL	NIL	NIL	NIL	24,000
	2014	36,000	NIL	NIL	NIL	NIL	NIL	NIL	36,000

Notes:
(1)

“Share-based Awards” means an award under an equity incentive plan of equity-based instruments that do not have option-like features, including, for greater certainty, common shares, restricted shares, restricted share units, deferred share units, phantom shares, phantom share units, common share equivalent units, and stock.

(2)

“Option-based Awards” means an award under an equity incentive plan of options, including, for greater certainty, share options, share appreciation rights, and similar instruments that have option-like features.

(3)	“Non-equity Incentive Plan Compensation” includes all compensation under an incentive plan or portion of an incentive plan that is not an equity incentive plan.
(4)	Douglas Unwin resigned as the Company’s President Director, and CEO on August 25, 2015.
(5)

At a Board of Directors meeting held on August 25, 2015, immediately following the Company’s 2015 Annual General Meeting, the Board of Directors appointed Derick Sinclair as the Company’s President and CEO, and he retained his position as the Company’s CFO.

(6)

Perquisites and other personal benefits, securities or property that do not in the aggregate exceed the lesser of $50,000 and 10% of the total of the annual salary and bonus for the NEOs for the financial year, if any, are not disclosed.

(7)	Robert Nick Horsley was elected as a CEO and director on February 1, 2016.
(8)	Abbey Abdiye was elected as a CFO on April 27, 2016.

Narrative Discussion

Other than as set forth above, no NEO received, during the Company’s most recently completed financial year, compensation pursuant to:

(a)

any standard arrangement for the compensation of directors for their services in their capacity as directors, including any additional amounts payable for committee participation or special assignments;

(b)	any other arrangement, in addition to, or in lieu of, any standard arrangement, for the compensation of directors in their capacity as directors; or
(c)	any arrangement for the compensation of directors for services as consultants or expert.

The only security based compensation arrangement that the Company has in place is the Stock Option Plan. The purpose of the Stock Option Plan is to advance the interests of the Company by encouraging the directors, officers, employees and consultants of the Company to acquire common shares in the Company. This increase in the proprietary interest in the Company encourages the individuals to remain associated with the Company and furnishes them with additional incentive to improve their efforts on behalf of the Company.

Stock options may be granted to the following persons under the Stock Option Plan, as defined therein:

(a)	Eligible Employees, including officers;
(b)	Directors;
(c)	Consultants or Consultant Companies; and
(d)	Management Company Employees.

The decision to grant options is made by the Board of Directors as a whole, and a grant is approved by directors’ resolutions or at a meeting of the directors. The Stock Option Plan provides for the issuance of stock options to acquire up to 10% of the issued and outstanding common shares of the Company as at the date of grant. A copy of the Stock Option Plan is available for review at (a) www.sedar.com as an “other material contract” that was filed on July 17, 2014; and (b) the registered and records office of the Company at 600 - 890 West Pender Street, Vancouver, BC V6C 1J9 during normal business hours up to and including the date of the Meeting.

Incentive Plan Awards

Outstanding Share-based Awards and Option-based Awards

The table below sets out all awards outstanding for the NEOs as of December 31, 2016 and includes awards granted before the Company’s most recently completed financial year:

	Option-based Awards(3)				Share-based Awards(4)
Name	Number of	Option	Option expiration	Value of	Number of	Market or payout
	securities	exercise	date	unexercised	shares	value
	underlying	price ($)		in-the	or units	of share-based
	unexercised			money	of shares	awards
	options			options	that have	that have
	(#)			($)	not vested	not vested
					(#)	($)
Robert Nick Horsley (1), President, CEO and Director	Nil	Nil	Nil	Nil	Nil	Nil
Abbey Abdiye (2), CFO	Nil	Nil	Nil	Nil	Nil	Nil

Notes:
(1)	Robert Nick Horsley was elected as the Company’s President, Director and CEO on February 1, 2016.
(2)	Abbey Abdiye was elected as CFO on April 27, 2016.
(3)	The option-based awards relate to those stock options awarded pursuant to the Plan.
(4)	The Company does not have any share-based incentive compensation plans outstanding.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for each NEO during the most recently completed financial year ended December 31, 2016:

	Option-based awards –	Share-based awards –	Non-equity incentive plan
	Value vested	Value vested	compensation –
	during the year	during the year	Value earned during the year
Name	($)(3)	($)	($)
Robert Nick Horsley (1)	Nil	N/A	N/A
Abbey Abdiye (2)	Nil	N/A	N/A

Notes:
(1)	Robert Nick Horsley was elected as the Company’s President, Director and CEO on February 1, 2016.
(2)	Abbey Abdiye was elected as CFO on April 27, 2016.
(3)

All of these options, if any, vested immediately on the date of grant, however, as all were granted with exercise prices equal to market price on the grant dates, no optionee would have realized any value if the options had been exercised on the vesting dates. The option values were estimated using the Black-Scholes option pricing model.

There was no re-pricing of stock options under the Option Plan or otherwise during the Company’s most recently completed financial year ended December 31, 2016.

(1)

Options granted on December 18, 2015 when the market price for the common shares was $0.03 per share, and these options vest as to 25% every 3 months from the grant date, except those granted to G. Woo which vested immediately.

(2)

“In-the-Money Options” are determined by subtracting the exercise price from the market price of $0.03 per common share on December 31, 2015 as applicable to the percentage of optionable shares then vested.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table sets forth details for each NEO the value vested or earned for all incentive plan awards during the year ended December 31,2016.

(1)	The value is based on the difference between the exercise price and the market price on the vesting date, and is based on vesting applicable to 25% of the total number of optionable shares.

Pension Plan Benefits

The Company does not have a pension plan that provides for payments or benefits to the NEOs at, following, or in connection with retirement.

Defined Benefits Plans

The Company does not have a defined benefits pension plan that provides for payments or benefits at, following, or in connection with retirement.

Defined Contribution Plans

The Company does not have a defined contribution pension plan that provides for payments or benefits at, following or in connection with retirement.

Deferred Compensation Plans

The Company does not have any deferred compensation plan with respect to any NEO.

Termination and Change of Control Benefits

The Company has no contract, agreement, plan or arrangement that provides for payments to an NEO, at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, change of control of the Company or change in the NEO’s responsibilities.

Director Compensation

Director Compensation Table

The following table sets forth information concerning the annual and long-term compensation in respect of the directors of the Company other than the Named Executive Officers, during the fiscal year ended December 31, 2016. For details of the compensation for the Named Executive Officers who are also directors of the Company, see disclosure in "Summary Compensation Table for Named Executive Officers".

Name	Fees earned ($)(1)	Share based awards ($)(2)	Option based awards ($)(3)	Non-equity incentive plan compensation ($)(4)	Pension value ($)(5)	All other compensation ($)	Total ($)
Robert Nick Horsley	0	0	0	0	0	0	0
Christine Mah	0	0	0	0	0	0	0
Brian Gusko	0	0	0	0	0	0	0

Notes:
(1)	The Company does not have any current plans for the payment of fees to Company directors.
(2)	The Company does not have any share-based incentive compensation plans outstanding.
(3)	The option values were estimated using the Black-Scholes option pricing model.
(4)	The Company does not have any non-equity incentive compensation plans outstanding.
(5)	The Company does not have a pension plan.

The Company has no standard arrangement pursuant to which directors are compensated by the Company for their services in their capacity as directors except for the granting from time to time of incentive stock options in accordance with the policies of the Exchange.

Incentive Plan Awards - Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth information in respect of all share-based awards and option-based awards outstanding at the end of the most recently completed financial year to the directors of the Company other than NEOs, whose compensation is fully reflected in the summary compensation table for the NEO’s:

Name	Option-based Awards				Share-based Awards		Market or payout value of vested share-based awards not paid out or distributed ($)
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options(1) ($)	Number of Shares or units of Shares that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Brian Gusko(1)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Robert Nick Horsley (2)	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Christine Mah (3)	N/A	N/A	N/A	N/A	N/A	N/A	N/A

(1)	Brian Gusko was elected as a director at the Company’s previous annual general meeting.

(2)	Robert Nick Horsley was elected as a CEO and director on February 1, 2016.

(3)	Christine Mah was elected as a director on February 12, 2016.

Incentive Plan Awards – Value Vested or Earned During the Most Recently Completed Financial Year

The following table presents information concerning value vested with respect to option-based awards and share-based awards for the directors of the Company during the most recently completed financial year ended December 31, 2016 other than NEOs, whose compensation is fully reflected in the summary compensation table for the NEO’s:

	Option-based	Share-based	Non-equity incentive plan
	awards – Value	awards – Value	compensation – Value earned
Name	vested during the	vested during the year	during the year
	year	($)	($)
($)(1)
Brian Gusko(1)	Nil	Nil	Nil
Robert Nick Horsley (2)	Nil	Nil	Nil
Christine Mah (3)	Nil	Nil	Nil

(1)	Brian Gusko was elected as a director at the Company’s previous annual general meeting.

(2)	Robert Nick Horsley was elected as a CEO and director on February 1, 2016.

(3)	Christine Mah was elected as a director on February 12, 2016.

Narrative Discussion

For a summary of the material provisions of the Company’s Plan, pursuant to which all option-based awards are granted to the Company’s directors, please see below under the heading “Information Concerning the Company – Options to Purchase Shares”. The Company granted nil stock options in the year ending December 31, 2016.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets forth details of all our equity compensation plans as of December 31, 2016.

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders	0	N/A	5,272,080
Equity compensation plans not approved by security holders	N/A	Nil	N/A
Total	0	Nil	N/A

(1)	Based on 10% rolling stock option plan.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As of the date of this Information Circular, the aggregate indebtedness of each current or former director, executive officer or employee, proposed nominee for election to the Board of Directors, or associate of such persons, is as follows:

Aggregate Indebtedness ($)
(a) Purpose	(b) To the Company	(c) To Another Entity
Share Purchases	Nil	Nil
Other	Nil	Nil

Other than as disclosed above, none of the directors or executive officers of the Company is or, at any time since the beginning of the most recently completed financial year, has been indebted to the Company. None of the directors’ or executive officers’ indebtedness to another entity is, or at any time since the beginning of the most recently completed financial year, has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this Information Circular, no: (a) director, proposed director or executive officer of the Company; (b) person or company who beneficially owns, directly or indirectly, common shares or who exercises control or direction of common shares, or a combination of both carrying more than ten percent of the voting rights attached to the common shares outstanding (an “Insider”); (c) director or executive officer of an Insider; or (d) associate or affiliate of any of the directors, executive officers or Insiders, has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company, except with an interest arising from the ownership of common shares where such person or company will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of the same class of common shares.

AUDIT COMMITTEE DISCLOSURE

National Instrument 52-110 Audit Committees (“NI 52-110”) requires the Company, as a venture issuer, to disclose annually in its Information Circular certain information concerning the constitution of its Audit Committee and its relationship with its independent auditor.

Audit Committee Charter

The Company adopted an audit committee charter, the text of which is included as Schedule A to this Information Circular.

Composition of the Audit Committee

As of the date of this Information Circular, the following are the members of the Audit Committee:

Name	Independence	Financial Literacy
Brian Gusko (1)	Independent	Financially literate
Alejandro Ochoa	Non-Independent (CEO)	Financially literate
Robert Nick Horsley	Independent	Financially literate

(1)	Chair of the Audit Committee.

Relevant Education and Experience

In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member is as follows:

Robert Nick Horsley

Mr. Robert “Nick” Horsley has over 10 years of public markets experience focused in finance, investor relations, marketing management and merger & acquisitions. Mr. Horsley has served as a director and a consultant to several public and private companies and has worked in a variety of industries including: consumer goods, energy, mining, oil & gas, nutraceuticals & pharmaceuticals, and technology.

Brian Gusko, MBA

Mr. Gusko brings with him significant resource, technology and international business experience. Most recently he has been active as a Board member or CFO of numerous public companies. He currently is the Board of Directors of three Canadian reporting issuers. In the past was a director of numerous issuers, including Arco Resources Corp. (ARR:tsxv), Robix Environmental Technologies (RZX:cse), Vodis Pharmaceuticals (VP:cse) and was CFO of Voids., His primary focus is working as a Partner at Howe & Bay Financial Corporation, which is a leading Canadian Capital Markets advisory firm.

He has extensive international business experience having worked for telecom and Information Technology firms in Canada, Japan, Holland, and South Africa. He is a partner at Howe & Bay, and has approximately 10 years of experience in capital markets. He worked as CFO of a couple of public companies and has extensive Board and Audit Committee experience. It is expected that independent directors such as Robert Nick Horsley and Brian Gusko will average around 15% of their time to the Company.

Mr. Gusko is a former resident of Mexico, and has business experience in Peru, Chile and Mexico.

Alejandro Ochoa

Mr. Ochoa has over 18 years of experience within the financial services industry, having worked at firms such as Morgan Stanley, Prudential Securities and Raymond James, currently serves as consultant to Mackie Research Capital Corp Investment Banking Practice with LATAM focus.

Mr. Ochoa is fluent in Spanish and has an understanding of the South American Capital Markets.

Dedicated to Latin America, his areas of expertise include mining and energy transactions in advisory, capital raisings and strategic assets sales with Latin American transactions in Colombia, Mexico, and Peru. He has also covered Telecom Infrastructure companies from the United States, Argentina, and Colombia.

Mr. Ochoa has a Bachelors in Science with a focus in Finance from Florida International University. He is non-independent is a full-time CEO.

Fabio Alexander Vazquez

Fabio Alexander Vazquez is founder and CEO of Executive Investment Partners, LLC is a diversified investment company based in Miami, Florida with holdings in various industries including Aviation, Mortgage Banking, Technology, Insurance, Real Estate and Retail Services.

None of the directors or officers have entered into a non-competition, non-solicitation or non-disclosure agreement with the Company.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board of Directors has not failed to adopt a recommendation of the Audit Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of our most recently completed financial year, has the Company relied on the exemption in sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.

Reliance on Section 6.1

Pursuant to section 6.1 of NI 52-110, as a venture issuer we are relying on the exemption from the audit committee composition requirements and certain reporting obligations found in Parts 3 and 5 of NI 52- 110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in the Audit Committee Charter under the heading “External Auditors”.

External Auditor Service Fees

In the following table, “audit fees” are fees billed by the Company’s auditor for services provided in auditing the Company’s annual financial statements for the subject year. “Audit-related fees” are fees not included in audit fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements. “Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning. “All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

The aggregate fees billed by the Company’s auditor in the last two fiscal years, by category, are as set out in the table below.

	2016 ($)	2015 ($)
Audit fees	18,000	18,000
Audit-related fees	-	360
Tax fees	-	3,576
All other fees	-	-

MANAGEMENT CONTRACTS

There were no management functions of the Company, which were, to any substantial degree, performed by a person other than the directors or executive officers of the Company.

CORPORATE GOVERNANCE

Maintaining a high standard of corporate governance is a priority for the Board of Directors and the Company’s management believes that effective corporate governance will help create and maintain shareholder value in the long term. A description of the Company’s corporate governance practices, which addresses the matters set out in National Instrument 58-101 Disclosure of Corporate Governance Practices, is set out below.

Board of Directors

The Board of Directors facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

Independence of Directors

None of Brian Gusko, Robert Nick Horsley and Fabio Alexander Vazquez are officers or employees of the Company or of an affiliate of the Company and all are, thus, independent.

Directorships

The current directors of the Company and each of the individuals to be nominated for election as a director of the Company at the Meeting do not serve as a director or officer of any other reporting issuer as at the date of this Information Circular EXCEPT.

Brian Gusko	Lomiko Metals, Orca Touchscreen Technologies Ltd.
Robert Nick Horsley	Fortify Resources Inc. Evolving Gold Corp.

Orientation and Continuing Education

The Board of Directors of the Company briefs all new directors with respect to the policies of the Board of Directors and other relevant corporate and business information. The Board does not provide any continuing education, but does encourage directors to individually and as a group keep themselves informed on changing corporate governance and legal issues. Directors are individually responsible for updating their skills required to meet their obligations as directors. In addition, the Board undertakes strategic planning sessions with management.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board of Directors is responsible for identifying individuals qualified to become new Board members and recommending to the Board new director nominees for the next annual meeting of shareholders.

New nominees must have a track record in general business management, special expertise in an area of strategic interest to the Company, the ability to devote the required time, show support for the Company’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board of Directors conducts reviews with regard to the compensation of the directors and CEO once a year. To make its recommendations on such compensation, the Board of Directors informally takes into account the types of compensation and the amounts paid to directors and officers of comparable publicly traded Canadian companies.

As at December 31, 2016 Christine Mah was paid $5,000 for director fees. No compensation was to be paid to the other directors of the Company for their services as directors.

The Board does not currently have a compensation committee.

Other Board Committees

The Board of Directors has no other committees other than the Audit Committee.

Assessments

The Board of Directors regularly monitors the adequacy of information given to directors, communications between the board and management and the strategic direction and processes of the Board and its committees. The Board is currently responsible for assessing its own effectiveness, the effectiveness of individual directors and the effectiveness of the Audit Committee.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Except as disclosed elsewhere in this Information Circular, no director or executive officer of the Company who was a director or executive officer since the beginning of the Company’s last financial year, each proposed nominee for election as a director of the Company, or any associate or affiliates of any such directors, officers or nominees, has any material interest, direct or indirect, by way of beneficial ownership of common shares or other securities in the Company or otherwise, in any matter to be acted upon at the Meeting other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to the Company is available at www.sedar.com.

Shareholders may contact the Company at its head office by mail at 600 – 535 Howe Street, Vancouver, BC, V6C 2Z4, to request copies of the Company’s financial statements and related management’s discussion and analysis (the “MD&A”). Financial information is provided in the audited financial statements and MD&A for the Company for its year ended December 31, 2016.

OTHER MATTERS

Management of the Company knows of no other matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular. However, if any other matters that are not known to management should properly come before the Meeting, the accompanying Form of Proxy confers discretionary authority upon the persons named therein to vote on such matters in accordance with their best judgment.

APPROVAL OF THE BOARD OF DIRECTORS

The content of this Information Circular has been approved and the delivery of it to each shareholder of the Company entitled thereto and to the appropriate regulatory agencies has been authorized by the Board of Directors.

Dated at Vancouver, British Columbia as of June 1, 2017.

ON BEHALF OF THE BOARD

Tower One Wireless Corp.
(Formerly Pacific Therapeutics Ltd.)

/s/”Brian Gusko”
Brian Gusko
Chairman of the Board

Schedule A

AUDIT COMMITTEE CHARTER

This Charter establishes the composition, the authority, roles and responsibilities and the general objectives of the Company’s audit committee, or its Board of Directors in lieu thereof (the “Audit Committee”). The roles and responsibilities described in this Charter must at all times be exercised in compliance with the legislation and regulations governing the Company and any subsidiaries.

1.	Composition

(a)

Number of Members. The Audit Committee must be comprised of a minimum of three directors of the Company, a majority of whom will be independent. Independence of the board members will be as defined by applicable legislation.

(b)

Chair. If there is more than one member of the Audit Committee, members will appoint a chair of the Audit Committee (the “Chair”) to serve for a term of one (1) year on an annual basis. The Chair may serve as the chair of the Audit Committee for any number of consecutive terms.

(c)

Financially Literacy. All members of the audit committee will be financially literate as defined by applicable legislation. If upon appointment a member of the Audit Committee is not financially literate as required, the person will be provided with a period of three months to acquire the required level of financial literacy.

2.	Meetings

(a)	Quorum. The quorum required to constitute a meeting of the Audit Committee is set at a majority of members.

(b)

Agenda. The Chair will set the agenda for each meeting, after consulting with management and the external auditor. Agenda materials such as draft financial statements must be circulated to all Audit Committee members for members to have a reasonable amount of time to review the materials prior to the meeting.

(c)

Notice to Auditors. The Company’s auditors (the “Auditors”) will be provided with notice as necessary of any Audit Committee meeting, will be invited to attend each such meeting and will receive an opportunity to be heard at those meetings on matters related to the Auditor’s duties.

(d)	Minutes. Minutes of the Audit Committee meetings will be accurately recorded, with such minutes recording the decisions reached by the committee.

3.	Roles and Responsibilities

The roles and responsibilities of the Audit Committee include the following:

External Auditor

The Audit Committee will:

(a)	Selection of the external auditor. Select, evaluate and recommend to the Board, for shareholder approval, the Auditor to examine the Company’s accounts, controls and financial statements.

(b)	Scope of Work. Evaluate, prior to the annual audit by the Auditors, the scope and general extent of the Auditor’s review, including the Auditor’s engagement letter.

(c)	Compensation. Recommend to the Board the compensation to be paid to the external auditors.

(d)	Replacement of Auditor. If necessary, recommend the replacement of the Auditor to the Board of Directors.

(e)	Approve Non-Audit Related Services. Pre-approve all non-audit services to be provided by the Auditor to the Company or its subsidiaries.

(f)	Direct Responsibility for Overseeing Work of Auditors. Must directly oversee the work of the Auditor. The Auditor must report directly to the Audit Committee.

(g)	Resolution of Disputes. Assist with resolving any disputes between the Company’s management and the Auditors regarding financial reporting.

Consolidated Financial Statements and Financial Information

The Audit Committee will:

(h)

Review Audited Financial Statements. Review the audited consolidated financial statements of the Company, discuss those statements with management and with the Auditor, and recommend their approval to the Board.

(i)	Review of Interim Financial Statements. Review and discuss with management the quarterly consolidated financial statements, and if appropriate, recommend their approval by the Board.

(j)

MD&A, Annual and Interim Earnings Press Releases, Audit Committee Reports. Review the Company’s management discussion and analysis, interim and annual press releases, and audit committee reports before the Company publicly discloses this information.

(k)

Auditor Reports and Recommendations. Review and consider any significant reports and recommendations issued by the Auditor, together with management’s response, and the extent to which recommendations made by the Auditor have been implemented.

Risk Management, Internal Controls and Information Systems

The Audit Committee will:

(l)

Internal Control. Review with the Auditors and with management, the general policies and procedures used by the Company with respect to internal accounting and financial controls. Remain informed, through communications with the Auditor, of any weaknesses in internal control that could cause errors or deficiencies in financial reporting or deviations from the accounting policies of the Company or from applicable laws or regulations.

(m)

Financial Management. Periodically review the team in place to carry out financial reporting functions, circumstances surrounding the departure of any officers in charge of financial reporting, and the appointment of individuals in these functions.

(n)	Accounting Policies and Practices. Review management plans regarding any changes in accounting practices or policies and the financial impact thereof.

(o)

Litigation. Review with the Auditors and legal counsel any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the consolidated financial statements.

(p)

Other. Discuss with management and the Auditors correspondence with regulators, employee complaints, or published reports that raise material issues regarding the Company’s financial statements or disclosure.

Complaints

(q)

Accounting, Auditing and Internal Control Complaints. The Audit Committee must establish a procedure for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters.

(r)

Employee Complaints. The Audit Committee must establish a procedure for the confidential transmittal on condition of anonymity by the Company’s employees of concerns regarding questionable accounting or auditing matters.

4.	Authority

(a)	Auditor. The Auditors, and any internal auditors hired by the company, will report directly to the Audit Committee.

(b)

To Retain Independent Advisors. The Audit Committee may, at the Company’s expense and without the approval of management, retain the services of independent legal counsels and any other advisors it deems necessary to carry out its duties and set and pay the monetary compensation of these individuals.

5.	Reporting

The Audit Committee will report to the Board on:

(a)	the Auditor’s independence;
(b)	the performance of the Auditor and any recommendations of the Audit Committee in relation thereto;
(c)	the reappointment and termination of the Auditor;
(d)	the adequacy of the Company’s internal controls and disclosure controls;
(e)	the Audit Committee’s review of the annual and interim consolidated financial statements;
(f)	the Audit Committee’s review of the annual and interim management discussion and analysis;
(g)	the Company’s compliance with legal and regulatory matters to the extent they affect the financial statements of the Company; and
(h)	all other material matters dealt with by the Audit Committee.